UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 9)

INFORMATION TO BE IN INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

rVue Holdings, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

74975J 104

(CUSIP Number)

Robert W. Roche

c/o rVue Holdings, Inc.

6688 Joliet Road, #255

Indian Head Park, IL 60525

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 11, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box       .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74975J 104	13D

1.	NAMES OF REPORTING PERSONS Roche Enterprises, Ltd. (formerly known as Acorn Composite Corporation)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) .
(b) X .
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* BK
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) .
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER - 0 -
	8.	SHARED VOTING POWER 226,287,579 (See Item 5)
	9.	SOLE DISPOSITIVE POWER - 0 -
	10.	SHARED DISPOSITIVE POWER 226,287,579 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 226,287,579 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* .
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.4% (See Item 5)
14.	TYPE OF REPORTING PERSON* CO

CUSIP No. 74975J 104	13D

1.	NAMES OF REPORTING PERSONS Robert W. Roche
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) .
(b) X .
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) .
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 366,666 (See Item 5)
	8.	SHARED VOTING POWER 226,287,579 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 366,666 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 226,287,579 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 226,654,245 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* .
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.5% (See Item 5)
14.	TYPE OF REPORTING PERSON* IN

This Amendment No. 9 to Schedule 13D (“Amendment No. 9”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of rVue Holdings, Inc., a Nevada corporation (the “Company” or the “Registrant”). This Amendment No. 9 is being filed jointly by Roche Enterprises, Ltd. (formerly known as Acorn Composite Corporation) (“Roche Enterprises”) and Robert W. Roche (together, the “Reporting Persons”) to amend and restate the Items set forth below of the Reporting Persons’ Schedule 13D previously filed with the Securities and Exchange Commission (the “SEC”) on October 25, 2012, as amended by Amendment No. 1 thereto as previously filed with the SEC on November 26, 2013, as amended by Amendment No. 2 thereto as previously filed with the SEC on February 11, 2016, as amended by Amendment No. 3 thereto as previously filed with the SEC on April 11, 2016, as amended by Amendment No. 4 thereto as previously filed with the SEC on June 3, 2016, as amended by Amendment No. 5 thereto as previously filed with the SEC on June 21, 2016,  as amended by Amendment No. 6 thereto as previously filed with the SEC on July 26, 2016, as amended by Amendment No. 7 thereto as previously filed with the SEC on August 11, 2016, and as amended by Amendment No. 8 thereto as previously filed with the SEC on September 15, 2016 (as so amended, the “Schedule 13D”). Except as provided herein, this Amendment No. 9 does not modify any of the information previously reported on the Schedule 13D.

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is amended and restated as follows:

This Amendment No. 9 relates to the Common Stock of the Company. The principal executive office of the Company is located at 6688 Joliet Road, #255, Indian Head Park, IL 60525.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is amended and restated as follows:

(a) This Amendment No. 8 is being filed by Acorn Composite Corp. and Robert W. Roche. Mr. Roche is the sole owner of Acorn Composite Corp. and therefore may be deemed to have voting and dispositive power over securities owned by Acorn.

(b) The principal business address of each of the Reporting Persons is:

Roche Enterprises, Ltd.

5605 Riggins Court, Second Floor

Reno, NV 89502

Robert W. Roche

c/o rVue Holdings, Inc.

6688 Joliet Road, #255

Indian Head Park, IL  60525

(c) Robert W. Roche is the founder and Chairman of Oak Lawn Marketing (OLM), one of the largest and most recognized direct marketing businesses in Japan, with a principal business address of NHK Nagoya Broadcasting Center Bldg. 14F, 1-13-3 Higashi Sakura, Higashi-ku, Nagoya, Japan 461-0005. Mr. Roche is also founder and Executive Chairman of Acorn International, Inc., a direct marketing company operating in China and listed on the New York Stock Exchange, with a principal business address of 18/F, 20th Building, No. 487 Tianlin Road, Shanghai, China 200233.

(d) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Persons have not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The State of Incorporation or Citizenship of each of the Reporting Persons is Nevada (Roche Enterprises) and United States of America (Robert W. Roche).

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended and restated as follows:

On October 11, 2016, Roche Enterprises lent $201,000 to the Registrant pursuant to a Senior Secured Convertible Promissory Note (the “Original Convertible Note”), as reported in the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 18, 2016. The intent of the Registrant and Roche Enterprises was to provide for a source of short-term bridge financing for the Registrant to enable it to continue to operate, as it continues to seek longer-term financing.

The Original Convertible Note mistakenly included a conversion price of $0.0144 per share of Common Stock.  Using that conversion price, Roche Enterprises would have been able to convert the balance of the note, at any time, into approximately 13,958,333 shares of Common Stock.  The business understanding of the parties was that the conversion price should in fact be $0.002601 per share of Common Stock, the same weighted average conversion price applicable to the conversion of the Registrant’s former convertible note with an unaffiliated lender, Carebourn Capital, L.P., into shares of Common Stock during 2016.

On December 28, 2016, the Registrant and Roche Enterprises entered into an amended and restated Senior Secured Convertible Note (the “Amended Convertible Note”) including the correct conversion price of $0.002601 per share of Common Stock. As a result, Roche Enterprises may, at its sole option, convert the balance of the Amended Convertible Note into approximately 77,277,970 shares of Common Stock or greater, to the extent that such conversion reflects any accrued interest and fees with respect to such outstanding balance.

The Registrant currently does not have sufficient authorized but unissued and unreserved shares of Common Stock to accommodate a conversion of the entire balance of the Amended Convertible Note, but the Registrant has undertaken to obtain shareholder approval for an amendment to its Articles of Incorporation to provide for an increase in authorized shares.  For the purposes of this Amendment No. 9, all calculations of percentage ownership of the reporting persons assume that such an amendment has been adopted, such that there are sufficient authorized shares to permit conversion in full of the Amended Convertible Note and all options and warrants held by the reporting persons.

Within the 60 days preceding the date of this Amendment No. 9, Roche Enterprises has not purchased any shares of Common Stock, with the exception of the purchase of the Amended Convertible Note and the Common Stock issuable upon conversion thereof.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is amended and restated as follows:

The convertible note financing referenced above is intended to provide the Registrant with a source of short-term bridge financing to enable it to continue to operate as it continues to seek longer-term financing.  The Reporting Persons acquired the Common Stock based on their belief that such investment was necessary in order to provide for the continued operation of the Registrant’s business in the short-term. The Reporting Persons may purchase additional securities, if the Reporting Persons deem that such a transaction represents an attractive investment opportunity, or may similarly dispose of such securities to meet their investment objectives.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated as follows:

(a) The aggregate number and percentage of the Common Stock that may be deemed beneficially owned by the Reporting Persons, based on 285,277,634 shares of Common Stock issued and outstanding, is:

Roche Enterprises, Ltd. – 61.4%

Robert W. Roche – 61.5%

(b) The number of shares of Common Stock over which the Reporting Persons have the power to vote and the power to dispose is as follows:

Roche Enterprises, Ltd.

1. Sole power to vote or to direct vote: - 0 -

2. Shared power to vote or to direct vote: 226,287,579 (1)

3. Sole power to dispose or to direct the disposition: - 0 -

4. Shared power to dispose or to direct the disposition: 226,287,579 (1)

Robert W. Roche

1. Sole power to vote or to direct vote: 366,666 (2)

2. Shared power to vote or to direct vote: 226,287,579 (1) (3)

3. Sole power to dispose or to direct the disposition: 366,666 (2)

4. Shared power to dispose or to direct the disposition: 226,287,579 (1) (3)

(1) This figure includes 143,176,276  shares of Common Stock that are owned by Roche Enterprises, 77,277,970 shares of Common Stock issuable upon the conversion of the Amended Convertible Note, and 5,833,333 shares of Common Stock issuable upon the exercise of warrants that are exercisable within 60 days that are owned by Roche Enterprises.  The shares of Common Stock reported as issuable upon conversion of the Amended Convertible Note are issuable upon conversion of the original principal amount thereof only.  Interest accrued, and fees incurred, pursuant to the Amended Convertible Note could result in the issuance of additional shares upon conversion.

(2) This figure includes 200,000 shares of Common Stock issuable upon exercise of options that are exercisable within 60 days and 166,666 shares of Common Stock that are owned by Mr. Roche.

(3) This figure does not include 16,382,217 shares of Common Stock that are owned by iVue Holdings LLC (“iVue Holdings”) and 1,625,000 shares of Common Stock issuable upon the exercise of warrants that are exercisable within 60 days that are owned by iVue Holdings. Although Mr. Roche is the grantor of the trust that owns the majority member of iVue Holdings, he disclaims any beneficial ownership of such securities, as he does not have voting and/or dispositive power over such securities.

(c) Except as described in Item 3 and 4 of this Statement, there have been no transactions effected with respect to the Common Stock held by the Reporting Persons within the past 60 days of the date hereof by the Reporting Persons.

(d) No person(s) other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description

Exhibit 1	Amended and Restated Senior Secured Convertible Note dated December 28, 2016

Exhibit 2	Joint Filing Agreement (previously filed)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2017

Roche Enterprises, Ltd. (formerly known as Acorn Composite Corp.)

By:	/s/ Robert W. Roche
Name:	Robert W. Roche
Title:	President

/s/ Robert W. Roche
Robert W. Roche

Exhibit 1 – Amended Convertible Note

(see attached)

AMENDED AND RESTATED

SENIOR SECURED CONVERTIBLE PROMISSORY NOTE

Originally Dated October 11, 2016 and Amended and Restated December 28, 2016

FOR VALUE RECEIVED, and subject to the terms and conditions set forth herein, rVue Holdings, Inc., a Nevada corporation (the “Borrower”), hereby promises to pay to the order of Roche Enterprises, Ltd. (formerly known as Acorn Composite Corporation), a Nevada corporation or its assigns (the “Noteholder”, and together with the Borrower, the “Parties”), the principal amount of US$201,000 (the “Loan”) plus the interest calculated from the applicable date when the funds were dispersed (October 11, 2016) (the “Loan Date”), subject to terms and conditions as provided in this Senior Secured Convertible Promissory Note (the “Note”).

WHEREAS, the Noteholder agreed to loan up to US$201,000 to the Borrower pursuant to the terms and conditions of this Note; and

WHEREAS, the Parties originally executed this Note as of October 11, 2016, in a form that contained a mutual mistake with respect to the conversion price set forth in Section 3.1, which the Parties wish to correct in the form of this amended and restated Note;

NOW, THEREFORE, in consideration of the foregoing premises and the respective representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Borrower hereby agrees as follows:

1.

Definitions. Certain capitalized terms used herein shall have the meanings set forth in this Section 1.

“Borrower” has the meaning set forth in the introductory paragraph.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in the State of Nevada are authorized or required by Law to close.

“Collateral” has the meaning set forth in the Pledge Agreement.

“Default” means any of the events specified in Section 8 which constitutes an Event of Default or which, upon the giving of notice, the lapse of time, or both pursuant to Section 8 would, unless cured or waived, become an Event of Default.

“Event of Default” has the meaning set forth in Section 8.

“Governmental Authority” means the government of any nation or any political subdivision thereof, whether at the national, state, territorial, provincial, municipal or any other level, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of, or pertaining to, government.

“Indebtedness” of the Borrower, means all (a) indebtedness for borrowed money; (b) obligations for the deferred purchase price of property or services, except trade payables arising in the ordinary course of business; (c) obligations evidenced by notes, bonds, debentures or other similar instruments; and (d) obligations as lessee under capital leases.

“Law” as to any Person, means any law (including common law), statute, ordinance, treaty, rule, regulation, policy or requirement of any Governmental Authority and authoritative interpretations thereon, whether now or hereafter in effect, in each case, applicable to or binding on such Person or any of its assets or properties or to which such Person or any of its assets or properties is subject.

“Lien” means any mortgage, pledge, hypothecation, encumbrance, lien (statutory or other), charge or other security interest.

“Loan” has the meaning set forth in the introductory paragraph.

“Loan Date” has the meaning set forth in the introductory paragraph.

“Material Adverse Effect” means a material adverse effect on (a) the business, assets, properties, prospects, liabilities (actual or contingent), operations or condition (financial or otherwise) of the Borrower; (b) the validity or enforceability of the Note or Pledge Agreement; (c) the perfection or priority of any Lien purported to be created under the Pledge Agreement; (d) the rights or remedies of the Noteholder hereunder or under the Pledge Agreement; or (e) the Borrower’s ability to perform any of its material obligations hereunder or under the Pledge Agreement.

“Maturity Date” means December 1, 2016, as may be extended pursuant to Section 11 of this Note.

“Note” has the meaning set forth in the introductory paragraph.

“Noteholder” has the meaning set forth in the introductory paragraph.

“Order” as to any Person, means any order, decree, judgment, writ, injunction, settlement agreement, requirement or determination of an arbitrator or a court or other Governmental Authority, in each case, applicable to or binding on such Person or any of its assets or properties or to which such Person or any of its assets or properties is subject.

“Parties” has the meaning set forth in the introductory paragraph.

“Person” means any individual, corporation, limited liability company, trust, joint venture, association, company, limited or general partnership, unincorporated organization, Governmental Authority or other entity.

“Pledge Agreement” means the Pledge Agreement, dated as of October 11, 2016, by and between the Borrower and Noteholder, as the same may be amended, restated, supplemented or otherwise modified from time to time in accordance with its terms.

2.

Payment upon Maturity.  Unless converted as provided in Section 3 hereunder, the Loan principal advanced pursuant to this Note, together with all accrued interest and fees from the Loan Date, shall become automatically due and payable by the Borrower on the Maturity Date.  All payments shall be made in lawful money of the United States of America.  Payment shall be credited first to accrued interest and fees due and payable and any remainder applied to the principal.  Prepayment of principal, together with accrued interest and fees, may not be made without the Noteholder’s written consent.

3.

Conversion; Fractional Shares.

3.1

Optional Conversion.  At any time after the date hereof, the Noteholder shall have the option, at its sole discretion, to convert the outstanding principal and any accrued interest and fees, in whole or in part, into shares of common stock of the Borrower (“Optional Conversion Equity Securities”) at a per-share conversion price equal to US$0.002601, which is the weighted average conversion price actually paid by Carebourn Capital, L.P. upon conversion of its promissory note into the equity securities of the Borrower during 2016.  In addition, upon the occurrence of any event described under Section 8 (including potential bankruptcy) at any time after the date hereof, each creditor of the Borrower after the date hereof, including the Noteholder (collectively, the “Creditors”), shall automatically and without further action by any Creditor be deemed to constitute a committee (the “Creditors’ Committee”), to which certain rights relating to key corporate and operational actions by the Borrower and other rights to be negotiated in good faith between the Borrower and the Creditors shall be granted to the Creditors by the Borrower.  At a minimum, such rights shall include the Creditors’ right, at the Creditors’ Committee’s sole discretion, to require the sale of the Borrower, or to dispose of any or all assets of the Borrower, on terms believed by the Creditors’ Committee in good faith to be reasonable, in order for the Borrower to sufficiently satisfy the obligations that it owes to the Creditors.

3.2

Date of Conversion.   This Note shall be deemed converted on the date on which Optional Conversion Equity Securities are issued in full to the Noteholder, and the Noteholder surrenders this Note in accordance with the terms set forth herein.

3.3

Mechanics and Effect of Conversion.  No fractional shares of the Borrower’s capital stock will be issued upon conversion of this Note.  In lieu of any fractional share to which the Noteholder would otherwise be entitled, the Borrower will pay to the Noteholder in cash the amount of the unconverted principal balance of this Note (including any accrued interest and fees) that would otherwise be converted into such fractional share.  Upon conversion of this Note pursuant to this Section 3, the Noteholder shall surrender this Note, duly endorsed, at the principal offices of the Borrower.  The Borrower will, as soon as practicable thereafter, issue and deliver to the Noteholder, at such principal office, a certificate or certificates for the number of shares to which the Noteholder is entitled upon such conversion, together with any other securities and property to which the Noteholder is entitled upon such conversion under the terms of this Note, including a check payable to the Noteholder for any cash amounts payable as described herein.  Upon conversion of this Note, the Borrower will be forever released from all of its obligations and liabilities under this Note.  Promptly following the execution of this Note, the Borrower shall take all such actions as are required to ensure that at all times during the term of this Note, the Borrower shall have reserved sufficient authorized shares of common stock to accommodate all conversions that the Noteholder may be entitled to make hereunder, including without limitation taking all such actions as are required to do the following: (i) amending the Borrower’s Articles of Incorporation to increase the authorized shares of common stock from 375,000,000 to 500,000,000 (the “Authorized Shares Increase”), (ii) filing with the SEC and timely responding to any SEC comments regarding a preliminary Information Statement on SEC Schedule 14C reporting shareholder action with respect to the Authorized Shares Increase, (iii) filing with the SEC, printing and mailing a definitive Information Statement on SEC Schedule 14C with respect to the foregoing, and (iv) filing a Certificate of Amendment to the Borrower’s Articles of Incorporation with the Secretary of State of the State of Nevada, to implement the Authorized Shares Increase.  Notwithstanding the foregoing, if the Maturity Date is extended pursuant to Section 11, then the Borrower shall not be obligated to take the actions specified in the foregoing sentence until February 15, 2017, and then only to the extent required by Law.

4.

Pledge Agreement.

The Borrower’s performance of its obligations hereunder is secured by a first priority security interest in the collateral specified in the Pledge Agreement.  For the avoidance of doubt, all obligations of the Borrower pursuant to this amended and restated Note shall continue to constitute “Secured Obligations” pursuant to the Pledge Agreement.

5.

Interest.

Interest shall accrue from the Loan Date on the principal amount of the Loan at a rate of ten percent (10%) compounded per annum.  The interest shall be calculated on the basis of a year of 365 days and for the number of days actually elapsed.  The payment of interest hereunder shall be made in United States dollars on the Maturity Date, unless otherwise provided herein.

6.

Representations and Warranties. The Borrower hereby represents and warrants to the Noteholder on the date hereof as follows:

6.1

Existence; Compliance with Laws. The Borrower is (a) a corporation duly incorporated, validly existing and in good standing under the laws of the State of Nevada and has the requisite power and authority, and the legal right, to own, lease and operate its properties and assets and to conduct its business as it is now being conducted, and (b) in compliance with all Laws and Orders except to the extent that the failure to comply therewith would not, in the aggregate, reasonably be expected to have a Material Adverse Effect.

6.2

Power and Authority. The Borrower has the power and authority, and the legal right, to execute and deliver this Note and the Pledge Agreement and to perform its obligations hereunder and thereunder.

6.3

Enforceability. Each of the Note and the Pledge Agreement is a valid, legal and binding obligation of the Borrower, enforceable against the Borrower in accordance with its terms except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law).

6.4

Ranking.  As of the date hereof, the Borrower has not permitted to exist or otherwise become directly or indirectly liable with respect to, any Indebtedness that ranks senior to the Loan.  As of the date hereof, the Borrower has not permitted to exist any security interest which is senior to the security interest granted to Noteholder with respect to the Collateral.

6.5

Compliance with Other Instruments.  Neither the authorization, execution, issuance and delivery of this Note will constitute or result in a material default or violation of any law or regulation applicable to the Company or any material term or provision of the Company’s current Certificate of Incorporation or bylaws or any material agreement or instrument by which it is bound or to which its properties or assets are subject.

6.6

Valid Issuance of Equity Securities.  The equity securities to be issued, sold and delivered upon conversion of the Notes will be duly and validly issued, fully paid and nonassessable and, will be issued in compliance with all applicable federal and state securities laws.

7.

Affirmative Covenants. Until all amounts outstanding in this Note have been repaid or converted in full, the Borrower shall:

7.1

Financial Reporting.  Deliver to the Noteholder as soon as available, but in any event within 60 days after the end of each fiscal quarter of the Borrower (commencing with the fiscal quarter ended September 30, 2016), a consolidated balance sheet of the Borrower and its subsidiaries as at the end of such fiscal quarter, and the related consolidated statements of operations and cash flows for such fiscal quarter;

7.2

Use of Proceeds.  Use the proceeds of the Loan received by Borrower from the Noteholder for general working capital and operating capital purposes.

7.3

Filing.  Cooperate with the Noteholder to prepare and file any financing statement and notices of interest necessary or desirable to perfect the Noteholder’s security interest in the Collateral, and any continuation statement or amendment with respect thereto, in any appropriate filing office.

7.4

No Other First Priority Security Interest.  Not grant any security interest that is pari passu with or senior to the security interest granted to the Noteholder with respect to the Collateral without prior written consent from the Noteholder.

7.5

No Other Senior Indebtedness.  Not incur any Indebtedness, directly or indirectly, that ranks pari passu with or senior to the Loan, without prior written consent from the Noteholder.

8.

Events of Default. The occurrence and continuance of any of the following shall constitute an Event of Default hereunder:

8.1

Failure to Pay. The Borrower fails to pay (a) any principal amount of the Loan when due or (b) any other amount when due and such failure continues for thirty (30) days after written notice has been sent to the Borrower.

8.2

Breach of Covenants. The Borrower fails to observe or perform any material covenant, obligation, condition or agreement contained in this Note or the Pledge Agreement other than those specified Section 8.1 and such failure continues for 30 days after written notice to the Borrower; provided that an Event of Default shall not be triggered if the Borrower disputes the alleged failures in the Noteholder’s written notice to the Borrower, and such alleged failures shall not constitute an Event of Default unless and until the dispute has been resolved in the Noteholder’s favor in accordance with the procedures set forth in this Note.

8.3

Bankruptcy.

(a)

the Borrower commences any case, proceeding or other action (i) under any existing or future Law relating to bankruptcy, insolvency, reorganization, or other relief of debtors, seeking to have an order for relief entered with respect to it, or seeking to adjudicate it as bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debts or (ii) seeking appointment of a receiver, trustee, custodian, conservator or other similar official for it or for all or any substantial part of its assets, or the Borrower makes a general assignment for the benefit of its creditors;

(b)

there is commenced against the Borrower any case, proceeding or other action of a nature referred to in Section 8.3(a) above which (i) results in the entry of an order for relief or any such adjudication or appointment or (ii) remains undismissed, undischarged or unbonded for a period of 60 days;

(c)

there is commenced against the Borrower any case, proceeding or other action seeking issuance of a warrant of attachment, execution or similar process against all or any substantial part of its assets which results in the entry of an order for any such relief which has not been vacated, discharged, or stayed or bonded pending appeal within 60 days from the entry thereof;

(d)

the Borrower takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the acts set forth in Section 8.3(a), Section 8.3(b) or Section 8.3(c) above; or

(e)

the Borrower is generally not, or shall be unable to, or admits in writing its inability to, pay its debts as they become due.

8.4

Breach of Representations or Warranties.  The Borrower materially breaches any representations or warranties of the Borrower in Section 6.

9.

Remedies. Upon the occurrence of any Event of Default and at any time thereafter during the continuance of such Event of Default, the Noteholder may at its option, by written notice to the Borrower (a) declare the entire principal amount of this Note and any accrued interest and fees immediately due and payable; and (b) exercise any or all of its rights, powers or remedies under the Pledge Agreement or applicable Law; provided, however that, if an Event of Default described in Section 8.3 shall occur, the Loan shall become immediately due and payable without any notice, declaration or other act on the part of the Noteholder.  In addition to any other amounts due hereunder, upon the occurrence of an Event of Default, the Borrower shall pay a one-time charge of ten percent (10%) on the default amount, plus additional interest on the default amount and the penalty above at the rate of fifteen percent (15%) per annum, compounded monthly, from the date of default until said default and penalty amounts are paid in full, plus the reimbursement to the Noteholder for its reasonable out-of-pocket costs of collections (including reasonable fees of its counsel).

10.

Loan Processing Fee. The Borrower shall pay a three percent (3%) loan processing fee on the principal amount of the Loan. Such loan processing fee shall be aggregated with the principal amount of the Loan when calculating accrued interest under this Note. The loan processing fee is payable, together with any accrued interest and other fees, on the same terms as the principal amount of the Loan.

11.

Extension Fee.  If the Loan has not been repaid in full or otherwise converted in accordance with Section 3 of this Note on the initial Maturity Date, the Noteholder may, in its sole and arbitrary discretion, extend such Maturity Date up to three (3) months, in which case the Borrower shall pay to the Noteholder a loan extension fee of two and one-half percent (2.5%) of the then total outstanding amount (including the principal and all accrued fees and interest).  Such extension fees shall accrue interest from the date of extension on the same terms as the principal amount of the Loan.

12.

Miscellaneous.

12.1

Notices.

(a)

All notices, requests or other communications required or permitted to be delivered hereunder shall be delivered in writing, in each case to the address specified below or to such other address as such Party may from time to time specify in writing in compliance with this provision:

(i)

If to the Borrower:

6688 Joliet Road, #255

Indian Head Park, IL 60525

Attention:  Mark Pacchini, Chief Executive Officer

Email: mpacchini@rvue.com

(ii)

If to the Noteholder:

Roche Enterprises, Ltd.

c/o OAR Management, Inc.

9911 S. 78th Avenue

Hickory Hills IL 60457

Email:  theresa@oaroffice.com

Facsimile: 708-430-1679

with a copy (which shall not constitute notice) to:

Sheppard Mullin Richter & Hampton LLP

26th Floor, Wheelock Square

1717 Nanjing Road West

Jing An District

Shanghai 200040

China

Attention: Don Williams

Email: dwilliams@sheppardmullin.com

Facsimile: +8621 2321 6001

(b)

Notices if (i) mailed by certified or registered mail or sent by hand or overnight courier service shall be deemed to have been given when received; and (ii) sent by facsimile or e-mail during the recipient’s normal business hours shall be deemed to have been given when sent (and if sent after normal business hours shall be deemed to have been given at the opening of the recipient’s business on the next business day).

12.2

Expenses.  Unless otherwise specified herein, the Borrower and the Noteholder shall each be responsible for the fees and expenses incurred by or on behalf of each such party in connection with the preparation and execution of this Note and the Pledge Agreement.  Notwithstanding the foregoing, if it becomes necessary for the Noteholder to take any actions to enforce the terms of this Note or the Pledge Agreement against the Borrower (including effectuating the conversion pursuant to the terms hereunder), then the Borrower shall be responsible for any and all fees and expenses incurred by or on behalf of the Noteholder in connection with such enforcement.

12.3

Governing Law.  This Note, the Pledge Agreement and any claim, controversy, dispute or cause of action (whether in contract or tort or otherwise) based upon, arising out of or relating to this Note, the Pledge Agreement and the transactions contemplated hereby and thereby shall be governed by the Laws of the State of Nevada.

12.4

Submission to Jurisdiction.

(a)

The Borrower hereby irrevocably and unconditionally (i) agrees that any legal action, suit or proceeding arising out of or relating to this Note or the Pledge Agreement may be brought in the courts of the State of Nevada or of the United States of America for the District of Nevada and (ii) submits to the exclusive jurisdiction of any such court in any such action, suit or proceeding. Final judgment against the Borrower in any action, suit or proceeding shall be conclusive and may be enforced in any other jurisdiction by suit on the judgment.

(b)

Nothing in this Section 12.4 shall affect the right of the Noteholder to (i) commence legal proceedings or otherwise sue the Borrower in any other court having jurisdiction over the Borrower or (ii) serve process upon the Borrower in any manner authorized by the laws of any such jurisdiction.

12.5

Venue. The Borrower irrevocably and unconditionally waives, to the fullest extent permitted by applicable law, any objection that it may now or hereafter have to the laying of venue of any action or proceeding arising out of or relating to this Note or the Pledge Agreement in any court referred to in Section 12.4 and the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

12.6

Waiver of Jury Trial. THE BORROWER HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY RELATING TO THIS NOTE, THE PLEDGE AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY.

12.7

Counterparts; Integration; Effectiveness. This Note (as amended and restated), the Pledge Agreement and any amendments, waivers, consents or supplements hereto and thereto may be executed in counterparts, each of which shall constitute an original, but all taken together shall constitute a single contract. This Note (as amended and restated) and the Pledge Agreement constitute the entire contract between the Parties with respect to the subject matter hereof and supersede all previous agreements and understandings, oral or written, with respect thereto. Delivery of an executed counterpart of a signature page to this Note (as amended and restated) or the Pledge Agreement by facsimile or in electronic (i.e., “pdf” or “tif”) format shall be effective as delivery of a manually executed counterpart of this Note (as amended and restated) or the Pledge Agreement, as applicable.

12.8

Successors and Assigns. The Noteholder may not assign or transfer this Note or any of its rights hereunder without the prior written consent of the Borrower; provided, however, that Noteholder may assign or transfer this Note to any Affiliate of the Noteholder. The Borrower may not assign or transfer this Note or any of its rights hereunder without the prior written consent of the Noteholder. This Note shall inure to the benefit of, and be binding upon, the Parties and their permitted assigns.

12.9

Waiver of Notice. The Borrower hereby waives demand for payment, presentment for payment, protest, notice of payment, notice of dishonor, notice of nonpayment, notice of acceleration of maturity and diligence in taking any action to collect sums owing hereunder.

12.10

Interpretation. For purposes of this Note (a) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”; (b) the word “or” is not exclusive; and (c) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Note as a whole. The definitions given for any defined terms in this Note shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. Unless the context otherwise requires, references herein: (x) to Schedules, Exhibits and Sections mean the Schedules, Exhibits and Sections of this Note; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof; and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Note shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted.

12.11

Amendments and Waivers. No term of this Note may be waived, modified or amended except by an instrument in writing signed by both of the parties hereto. Any waiver of the terms hereof shall be effective only in the specific instance and for the specific purpose given.

12.12

Headings. The headings of the various Sections and subsections herein are for reference only and shall not define, modify, expand or limit any of the terms or provisions hereof.

12.13

No Waiver; Cumulative Remedies. No failure to exercise and no delay in exercising on the part of the Noteholder, of any right, remedy, power or privilege hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law.

12.14

Electronic Execution. The words “execution,” “signed,” “signature,” and words of similar import in the Note shall be deemed to include electronic or digital signatures or the keeping of records in electronic form, each of which shall be of the same effect, validity and enforceability as manually executed signatures or a paper-based recordkeeping system, as the case may be, to the extent and as provided for under applicable law.

12.15

Severability. If any term or provision of this Note or the Pledge Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Note or the Pledge Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Note so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

12.16

Further Assurances.  Each of the Parties hereto agrees to use its reasonable best efforts to take or cause to be taken all action, to do or cause to be done, to execute such further instruments, and to assist and cooperate with the other Parties hereto in doing, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Note and the Pledge Agreement, provided that except as expressly provided herein, no Party shall be obligated to grant any waiver hereunder.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Borrower has executed this Note as of the date first written above.

RVUE HOLDINGS, INC.
By: /s/ Mark Pacchini Name: Mark Pacchini Title: Chief Executive Officer

ACKNOWLEDGED AND ACCEPTED:

Roche Enterprises, Ltd.
By: /s/ Robert W. Roche Name: Robert W. Roche Title: President